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# Matt - Red Ginger - Morels

**Matthew Hall**
to jkpmap
Aug 26 Details

Jeff and Maria,

Great to see you both the other night!

Right now investment wise I am set/funded for 2 years however I do still have a friends/family round open. You're welcome to join in on that now if you want!

https://wefunder.com/midnight.harvest.llc/

You're also welcome to check out my website blog for more info related to morel research.
https://www.midnight-harvest.com/the-blog/

Any questions let me know or if you'd like to hop on a call - happy to!

Take care and hope to chat more!

Matt

**Wefunder Required Disclosure**
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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